Filed by Mission Produce, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Calavo Growers, Inc.

Commission File No.: 000-33385

Date: March 20, 2026

MERGER VOTE ALL VOTES MATTER PLEASE VOTE TODAY! 116912-001Mar26 13:45 Page 2 SAMPLE-EPB

It’s Time to Vote! The special stockholder meeting will be held on April 28, 2026. Whether or not you plan to attend, your vote is very important. You can vote your shares using one of the voting options listed below. Choose your voting option ProxyVote.com Vote by Phone Vote by Mail Just enter your Control WITH A PROXY CARD Mark, sign and date your Number and vote your Call 1-800-690-6903 ballot and return it in the shares. Available 24 hours postage-paid envelope provided. Make your vote count. Vote must be received by 04/27/2026 to be counted. 0000 0000 0000 0000 Looking for your Control Visit Call Return this form Vote in person Number? It’s www.ProxyVote.com 1-800-454-8683 in the enclosed the day of the postage-paid meeting. envelope. located in the VOTE BY INTERNET—www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before black rectangle the cut-off date or meeting date. Have your proxy card in hand when you Voting access on thewww web site ..ProxyVote and follow the. instructions com is easy to obtain and your fast! records and next to an arrow to create an Go electronic to www.ProxyVote voting instruction .com, enter form the . ELECTRONI Ccontrol DELIVERY number OF FUTURE above PROXY and vote! MATERIALS on your Proxy If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. Card or Voting To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. Instruction VOTE BY PHONE—1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions Form. up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. 0000 0000 0000 0000 Available now in the Apple Store and Google Play NEW! Download the ProxyVote app today to vote anywhere, anytime! Secure Touch or Face ID sign-in Receive notifi cations highlighting proposals and Or, just point your voting availability camera at this QR code Vote all your investments in a single session to download 116912-00120Mar26 13:45 Page 3

NO OFFER OR SOLICITATION

This document is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

In connection with the proposed transaction between Calavo Growers, Inc. (“Calavo”) and Mission Produce, Inc. (“Mission Produce”) pursuant to that certain Agreement and Plan of Merger dated January 14, 2026 among Calavo, Mission Produce, and certain subsidiaries of Mission Produce, Mission Produce initially filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File Number 333-294128) (the “Registration Statement”) on March 9, 2026 and subsequently amended the Registration Statement on March 18, 2026. The Registration Statement includes a joint proxy statement of Calavo and Mission Produce, which also constitutes a prospectus of Mission Produce (the “Joint Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on March 20, 2026 and Calavo filed a definitive Joint Proxy Statement/Prospectus on that date. Calavo intends to first mail the definitive Joint Proxy Statement/Prospectus to Calavo shareholders on March 25, 2026. Each of Calavo and Mission Produce may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document that Calavo or Mission Produce may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CALAVO, MISSION PRODUCE AND THE PROPOSED TRANSACTION.

Investors and security holders are able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents containing important information about Calavo, Mission Produce and the proposed transaction through the website maintained by the SEC at http://www.sec.gov. Copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC by Calavo may be obtained free of charge on Calavo’s website at www.ir.calavo.com/financial-information/sec-filings or, alternatively, by directing a request by mail to Calavo’s Corporate Secretary at Attention: Corporate Secretary, Calavo Growers, Inc., 1141A Cummings Road, Santa Paula, CA 93060. Copies of the Registration Statement and Joint Proxy Statement/Prospectus (if and when available) and other documents filed with the SEC by Mission Produce may be obtained free of charge on Mission Produce’s website at www. investors.missionproduce.com/financial-information/sec-filings or, alternatively, by directing a request by mail to Mission Produce’s Corporate Secretary at Attention: Corporate Secretary, Mission Produce, 2710 Camino Del Sol, Oxnard, CA 93030.

PARTICIPANTS IN THE SOLICITATION

Calavo, Mission Produce and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed transaction. Information about Calavo’s directors and executive officers is available in Calavo’s Annual Report on Form 10-K for the year ended October 31, 2025, as amended. Information about Mission Produce’s directors and executive officers is available in Mission Produce’s annual report on Form 10-K for the year ended October 31, 2025, and proxy statement for Mission Produce’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on February 24, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement and Joint Proxy Statement/Prospectus, and all other relevant materials filed or to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.

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